SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON OCTOBER 14, 2010

1. Date, Time and Place: On October 14, 2010, at 10:00 a.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor.

2. Call Notice: The call notice was published in the “Diário Oficial do Estado de São Paulo”, on September 10, 11 and 14, 2010, pages 15, 06 and 09, respectively, and in the “O Estado de São Paulo” newspaper, on September 10,11 and 14, 2010, pages b-5, b-23 and b-6, respectively.

3. Attendance: Shareholders representing more than 53% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Messrs. Wilson Amaral de Oliveira and Alceu Duilio Calciolari, Chief Executive Officer and Chief Financial and Investor Relations Officer, respectively.

4. Presiding Board: Chairman: Wilson Amaral de Oliveira. Secretary: Fabiana Utrabo Rodrigues.

5. Agenda: (i) to elect two new members to occupy vacant seats on the Company’s Board of Directors, in addition to the ones that are currently elected; (iv) to adjust the global amount to be paid as remuneration to Company’s management in 2010, in view of the increase of number of members of the Board of Directors.

6. Resolutions:

6.1. To record that the Minutes related to this Annual General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76;

6.2. To approve, by majority vote and with no restrictions, the election of two new effective members to occupy vacant seats on the Company’s Board of Directors, in addition to the ones that are currently elected, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2012, pursuant to the recommendation of the Company’s Nomination and Corporate Governance Committee, as follows: (i) Wilson Amaral de Oliveira, Brazilian citizen, married, businessman, bearer of the Brazilian Identity Card (RG) No. 6.269.899, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 527.350.108-30, with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor; and; as independent member, (ii) Renato de Albuquerque, Brazilian, married, architect, bearer of the Brazilian Identity Card (RG) No. 856.180 SSP/SP, enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 007.477.268-68, resident and domiciled in the City of Barueri, State of São Paulo, Alameda Noruega 316, Alphaville Residencial 1.

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6.3. Therefore, the Company’s Board of Directors will have the following members, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2012: (i) Gary Robert Garrabrant, North American citizen, married, businessman, bearer of United States Passport No. 0258762 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 743.170.831-91, resident and domiciled in the City of Chicago, State of Illinois, USA, with offices located at Two North Riverside Plaza, suite 700; (ii) Thomas Joseph McDonald, North American citizen, married, businessman, bearer of United States Passport No. 700.909.550 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 741.625.861-87, resident and domiciled in the City of Chicago, State of Illinois, USA, with offices located at Two North Riverside Plaza, suite 700; (iii) Caio Racy Mattar, Brazilian citizen, married, civil engineer, bearer of the Brazilian Identity Card (RG) No. 5.396.320-9, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 034.118.768-24, resident and domiciled in the City of São Paulo, State of São Paulo, with offices located at Av. Brigadeiro Luiz Antonio 3,172, Jd. Paulista, ZIP CODE 01402-901; (iv) Richard L. Huber, North American citizen, married, businessman, bearer of the Identity Card (RNE) No. W230612-E and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 020.363.638-49, resident and domiciled in the City of New York, State of New York, USA, 139 W. 78th St.; (v) Gerald Dinu Reiss, naturalized Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card (RG) No. 3.175.254, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 232.318.908-53, resident and domiciled in the City of São Paulo, State of São Paulo, Rua Cordeiro Galvão 301, Alto de Pinheiros, ZIP CODE 05450-020; (vi) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and  accountant, bearer of the Brazilian Identity Card (RG) No. 4.762.308, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 359.920.858-15, resident and domiciled in the City of Curitiba, State of Paraná, with offices located at Avenida República Argentina 665, suite 906/907, ZIP CODE 80240-210; (vii) Wilson Amaral de Oliveira, Brazilian citizen, married, businessman, bearer of the Brazilian Identity Card (RG) No. 6.269.899, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 527.350.108-30, with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor; and (viii) Renato de Albuquerque, Brazilian, married, architect, bearer of the Brazilian Identity Card (RG) No. 856.180 SSP/SP, enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 007.477.268-68, resident and domiciled in the City of Barueri, State of São Paulo, Alameda Noruega 316, Alphaville Residencial 1.. Excepted from Mr. Wilson Amaral de Oliveira, the remaining Board members are independent members. One (1) position to the Board of Directors will remain vacant.

6.4. To record that the résumés of the members of the Board of Directors hereby appointed were presented to the Shareholders’ Meeting in compliance with paragraph 2 of Article 3 of CVM’s Regulation No. 367/02. The members of the Board of Directors, having executed the Managers Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules and in their capacity as shareholders of the Company holding at least 1 share issued by the Company, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law;

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6.5. To determine, by majority vote, the amount of the annual global compensation of the Company’s administrators for the 2010 fiscal year of up to R$9,781,681.00, including fixed and variable compensation as well as benefits of any nature. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: Wilson Amaral de Oliveira, Chairman; Fabiana Utrabo Rodrigues, Secretary; Wilson Amaral de Oliveira, Chief Executive Officer of Gafisa S.A.; Alceu Duilio Calciolari, Chief Financial and Investor Relations Officer of Gafisa S.A.; Shareholders: WILSON AMARAL DE OLIVEIRA, ALCEU DUILIO CALCIOLARI, RENATO DE ALBUQUERQUE, NUNO LUÍS DE CARVALHO LOPES ALVES, CITIBANK N A ADR DEPARTMENT, UNIBANCO CONSTRUCAO CIVIL FUNDO DE INVESTIMENTO EM ACOES, AMUNDI FUNDS, CREDIT AGRICOLE ASSET MANAGEMENT, FRANKLIN TEMPLETON INVESTMENT FUNDS, JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND, FRANKLIN TEMPLETON FUNDS, PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO, NORGES BANK, VANGUARD INVESTMENT SERIES PLC, JPMORGAN FUNDS, FRANKLIN TEMPLETON CORPORATE CLASS LTD, TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, JPMORGAN LATIN AMERICA FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, COLLEGE RETIREMENT EQUITIES FUND, VANGUARD EMERGING MARKETS STOCK INDEXD FUND, PIONEER INTERNATIONAL VALUE FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET EMERGING MARKETS, TEACHER RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, THE GMO EMERGING MARKETS FUND, THE PENSIONS RESERVES INVESTMENT MANAG. BOARD, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, HANSBERGER INTERNATIONAL SERIES EMERGING MARKETS FUND, AEGON CUSTODY BV, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, GMO TRUST ON BEHALF OF GMO EM COUNTRIES FUND, NATIXIS INTERNATIONAL FUNDS LUX I, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, LA FIRE AND POLICE PENSION SYSTEM, CITIGROUP PENSION PLAN, EATON VANCE TAX-MANAGED EMERGING MKTS FUND, IBM SAVINGS PLAN, TEACHER RETIREMENT SYSTEM OF TEXAS, ISHARES MSCI BRAZIL (FREE) INDEX FUND, MUNICIPAL E ANNUITY A B FUND OF CHICAGO, THE MONETARY AUTHOROTY OF SINGAPORE, STATE ST B AND T C INV F F T E RETIR PLANS, GUIDESTONE FUNDS, GMO FUNDS PLC, STATE OF CONNECTICUT RET PLANS AND TRT FUNDS, GMO M R FD (ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P., COMGEST GROWTH PLC, FIDELITY FUNDS SICAV, MICROSOFT GLOBAL FINANCE LIMITED, WILMINGTON INTERNATIONAL EQUITY FUND SELECT, LP, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A, DIMENSIONAL FUNDS PLC, AT&T UNION WELFARE BENEFIT TRUST, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, EMERGING MARKETS SUDAN FREE EQUITY FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, SPDR S&P EMERGING LATIN AMERICA ETF, SPDR S&P EMERGING MARKETS ETF, DIMENSIONAL FUNDS II, PLC, PRUDENTIAL GLOBAL REAL ESTATE FUND, THE TEXAS EDUCATION AGENCY, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, NORTHERN TRUST QUANTITATIVE FUND PLC, ISHARES MSCI BRIC INDEX FUND, EATON VANCE COLLECTIVE INVESTMENT TFE BEM PLANS EM MQ QU F, COMMONWEALTH EMERGING MARKETS FUND 2, ADVANCED SERIES TRUST - AST GLOBAL REAL ESTATE PORTFOLIO, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP INDEX FUND ASOVIEIF, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, UAW RETIREE MEDICAL BENEFITS TRUST, EMERGING MARKETS INDEX NON-LENDABLE FUND B, COX ENTERPRISES INC MASTER TRUST, GMO REAL RETURN ASSET ALLOCATION FUND, L.P., ITAU MOMENTO AÇÕES - FUNDO DE INVESTIMENTO, SMALL CAP VALUATION IB FUNDO DE INVESTIMENTO EM AÇÕES, ITAU SELEÇÃO AÇÕES - FUNDO DE INVESTIMENTO, ITAU VALOR AÇÕES - FUNDO DE INVESTIMENTO, ITAU INFRA-ESTRUTURA AÇÕES - FUNDO DE INVESTIMENTO, UNIBANCO INFRA ESTRUTURA FUNDO DE INVESTIMENTO EM AÇÕES.

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I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Fabiana Utrabo Rodrigues

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer